Exhibit 12.1

BURLINGTON NORTHERN SANTA FE, LLC and SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)
(Unaudited)

	Six Months Ended June 30,
	2012	2011
Earnings:
Income before income taxes	$2,395	$2,035
Add:
Interest and other fixed charges, excluding capitalized interest	303	274
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	99	123
Distributed income of investees accounted for under the equity method	3	3
Amortization of capitalized interest	1	—
Less:
Equity in earnings of investments accounted for under the equity method	6	8
Total earnings available for fixed charges	$2,795	$2,427
Fixed charges:
Interest and fixed charges	$315	$280
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	99	123
Total fixed charges	$414	$403
Ratio of earnings to fixed charges	6.75x	6.02x

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